Mail Stop 6010

July 15, 2005

Joe Puentes
President
Pricester.com, Inc.
3900 Hollywood Blvd.
Suite 203
Hollywood, FL 33021

      Re:	Pricester.com, Inc.
      Amendment No. 8 to Registration Statement on Form SB-2
      Filed July 6, 2005
      File No 333-118993

Dear Mr. Puentes:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Prospectus Summary, page 5
1. Please refer to prior comment 5. Disclose that you have sufficient cash on hand to meet funding requirements for the next
60-
90 days.

Pricester Products and Services, page 30
2. Please refer to prior comment 7. Clarify whether the infomercial and commercial relate to all of your products and services or just some, such as Pricester Complete. In addition, clarify the reference to "Live Ops or Distributors." Also, discuss the material terms of the agreement with MoreMedia Direct, such as the term of the agreement and file the agreement as an exhibit.




Third Party Providers, page 33
3. Please refer to prior comment 3. Please quantify the amount of revenue you have received from your relationship with World Choice.
Also, clarify the references in the tables to "GDS Booking Commission" and "Net Gross Sales" and update the second table
concerning Level 1 through November 30, 2004.   In addition,
please
expand the tables to include an example or examples of the amount of revenue you would receive.

Certain Relationships and Related Transactions, page 49
4. Please refer to prior comment 1. Please briefly describe the organizational and developmental services provided by Messrs. Jordan and Depelisi and disclose when they were provided. Also, clarify the reference to the value of the services.
5. Please refer to prior comments 8 and 11. Please quantify to the extent practical the effect on you from the transfer of shares from
Mr. Puentes in April and May 2005, such as the reduced accounts payable of $12,500.

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Tara Harkins at (202) 551-3639 or Jay Webb at
(202) 551-3603 if you have questions regarding comments on the financial statements and related matters.  Please contact me at
(202)
551-3602 with any other questions.


      Sincerely,


							Thomas A. Jones
							Senior Attorney

cc (via fax): Jody Walker, Esq.






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Joe Puentes
Pricester.com, Inc.
July 15, 2005
Page 1